FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                       No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated January 08, 2015 – Directorate Change

2.	Press release dated January 09, 2015 – Holding(s) in Company

3.	Press release dated February 02, 2015 – ARM Holdings plc – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2015

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

Directorate Change
RNS Number : 6778B
ARM Holdings PLC
08 January 2015

8 January 2015

ARM Holdings plc Announces Appointment of Chris Kennedy as Chief Financial Officer (CFO)

Cambridge, UK, 8 January 2015 - ARM Holdings plc [(LSE: ARM); (NASDAQ: ARMH)], the world's leading semiconductor intellectual property (IP) supplier, is pleased to announce the appointment of Chris Kennedy as CFO.  Chris will succeed Tim Score, who continues as CFO, following the announcement of his retirement at the company's Annual General Meeting on 1 May 2014.

Chris brings to ARM more than 20 years of international experience in senior finance roles in a broad range of sectors, most recently at easyJet plc where he has served as CFO and member of the Board since 2010.  During his time at easyJet he was a key part of the management team that transformed easyJet's performance.  Prior to easyJet Chris worked at EMI plc.   He was appointed to the Board of EMI's holding company, Maltby Ltd., in 2008 as CFO and then Chief Investment Officer.

Simon Segars, CEO of ARM Holdings plc, said, "I am delighted to welcome Chris as CFO. His global experience in building great businesses will be very valuable as we execute our strategy of investing in technology for long term growth and creating superior returns for our shareholders."

Chris Kennedy will be joining the Board of ARM Holdings plc as a director and CFO, once he has completed his commitments at easyJet.  A further announcement will be made in due course.

There are no disclosures pursuant to paragraphs 9.6.13(1) to 9.6.13(6) of the Listing Rules in relation to this appointment.

Item 2

Holding(s) in Company RNS Number : 8114B ARM Holdings PLC 09 January 2015
TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	8th January 2015
6. Date on which issuer notified:	9th January 2015
7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0000595859	N/A	N/A	N/A	N/A	69,804,281	N/A	4.97%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
CFD				713,615	Nominal	Delta
					0.05%	0.05%

Total (A+B+C)

Number of voting rights	Percentage of voting rights
70,517,896	5.02%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BlackRock Regulatory Threshold Reporting Team
14. Contact name:	Gareth Slade
15. Contact telephone number:	020 7743 2536

Item 3

ARM Holdings PLC

2 February 2015

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 31 January 2015 consists of 1,412,160,836 ordinary shares of .05 pence each with voting rights.  ARM Holdings plc currently holds 7,852,543 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,404,308,293.

The above figure 1,404,308,293 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End